Via EDGAR

January 12, 2012

Mr. Lyn Shenk
Branch Chief
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

cc:	Mr. Jeffery Sears
Ms. Julie Rizzo
Mr. Max Webb

Re:	The Wendy’s Company
Form 10-K for the Fiscal Year Ended January 2, 2011
Filed March 3, 2011
Form 8-K Filed November 9, 2011
File No. 001-02207

Wendy’s Restaurants, LLC
Form 10-K for Fiscal Year Ended January 2, 2011
Filed March 3, 2011
File No. 333-161613

Dear Mr. Shenk:

We are responding in electronic form to your letter dated December 30, 2011 (the “Letter”) regarding (i) the Wendy’s/Arby’s Group, Inc., now known as The Wendy’s Company (“TWC” and, collectively with its subsidiaries, the “Company”) Annual Report on Form 10-K for the fiscal year ended January 2, 2011 (the “TWC 2010 10-K”) and the TWC Current Report Form 8-K filed November 9, 2011 (the “Form 8-K”) and (ii) the Wendy’s/Arby’s Restaurants, LLC, now known as Wendy’s Restaurants, LLC (“Wendy’s Restaurants”) Annual Report on Form 10-K for the fiscal year ended January 2, 2011 (the “Wendy’s Restaurants 2010 10-K”).

The discussion below is presented in the order of the numbered comments in the Letter. Certain capitalized terms set forth in this letter and otherwise not defined herein are used as defined in the TWC 2010 10-K and the Form 8-K (including the documents incorporated by reference therein). All dollar amounts referred to herein are in thousands.

Your comments and the responses of the Company and Wendy’s Restaurants are as follows:
Form 10-K for the Fiscal Year Ended January 2, 2011

Note 1: Summary of Significant Accounting Policies, page 78

1.Please refer to your disclosure regarding “Raw Material and Purchasing” on pages 4 and 5 of the “Business” section of your fiscal year Form 10-K, as well as the risk factor “Neither Wendy’s nor Arby’s exercises ultimate control over purchasing for their respective restaurant system…,” which is discussed on page 16 of your fiscal year 2010 Form 10-K. Based upon your disclosure, we note that Wendy’s entered into a purchasing co-op relationship agreement, which established Quality Supply Chain Co-op, Inc. (“QSCC”), during the fourth quarter of fiscal year 2009. With regard to the establishment, financing, purpose, and controlling parties of QSCC, we also note the following:

•
Wendy’s and Wendy’s franchisees purchase food, proprietary paper, and operating supplies under national contracts through QSCC, as QSCC manages food and related product purchases, as well as distribution services, for the Wendy’s system in the United States and Canada;

•
During the first quarter of fiscal year 2010, you transferred certain of Wendy’s contracts, assets, and purchasing employees to QSCC, in order to facilitate an orderly transition of the 2010 purchasing function from Wendy’s to QSCC;

•
Pursuant to the terms of the underlying co-op agreement, Wendy’s was required to pay $15.5 million to QSCC over an 18-month period ended May 2011, in order to provide initial funding for start-up costs, operating expenses, and cash reserves;

•
Since the third quarter of fiscal year 2010, all QSCC members (including Wendy’s) have been paying sourcing fees on products sourced through QSCC, and these sourcing fees are intended to be the primary means of funding QSCC’s operations subsequent to the initial funding provided by Wendy’s through May 2011;

•
Although Wendy’s is responsible for ensuring that all suppliers to its restaurant systems meet quality control standards, its franchisees control QSCC and, therefore, control the purchasing of food, proprietary paper, equipment, and other operating supplies from such suppliers; and

•	Wendy’s is entitled to appoint two representatives to the board of directors of QSCC.

Based upon the observations noted above, please tell us and disclose in Note 1, or elsewhere in the footnotes to your financial statements, how you account for your participation in the QSCC co-op. So that we may better understand your current disclosure, the operating and financial control structure of QSCC, and the basis for the accounting treatment that has been applied to your participation in the co-op, also tell us (I) the ownership structure of QSCC, (II) why you were obligated to fund QSCC’s initial start-up costs, operating expenses and cash reserves, (III) the basis upon which sourcing fees are and have been charged to Wendy’s and the franchisee members, as well as the amount of sourcing fees charged to each for your most recent reporting period, (IV) whether Wendy’s contributions of future sourcing fees are expected to be proportionate or disproportionate to the sourcing fees contributed by the franchisee members of QSCC, as well as the basis for your conclusion, (V) how QSCC’s operations will be funded if the collected sourcing fees are insufficient, (VI) QSCC’s overall management structure, including the total number of board members, and (VII) who has the ultimate authority to liquidate QSCC. In addition, given that your disclosure suggests that Wendy’s franchisees actually control QSCC and its purchasing decisions and activities, please tell us how such decisions are effectively made – including, who manages the co-op’s day-to day operations. Please provide your proposed expanded disclosure as part of your response.

Company Response

Quality Supply Chain Co-op, Inc. (“QSCC”) is a Delaware corporation that operates as a cooperative on behalf of its members under Sub-chapter T of the Internal Revenue Code. The members of QSCC are solely Wendy’s International, Inc. (“Wendy’s”) and its franchisees.  QSCC is governed by its board of directors, principally comprised of Wendy’s franchisees (see VI below).

The day to day operating and financial control of QSCC is handled by its President and CEO, its CFO and its other duly elected officers. All such officers are employed solely by QSCC; no QSCC officers or employees render services directly to Wendy’s or its franchisees. All such officers are elected by QSCC's Board of Directors. QSCC manages food and related product purchases and distribution services for Wendy’s and its franchisees in the United States and Canada.  Wendy’s and its franchisees purchase food, proprietary paper and operating supplies through third party distributors under national contracts which are negotiated and entered into by QSCC with pricing based on total system volume.  QSCC’s supply chain management facilitates continuity of supply and provides consolidated purchasing efficiencies while monitoring and seeking to minimize possible obsolete inventory throughout the United States and Canadian supply chains. In further response to your questions, please note the following:

(I)
QSCC’s members are the owners and operators of Wendy’s restaurants in the United States and Canada including Wendy’s.  Wendy’s and each franchisee member own one share of the 331 outstanding shares of stock in QSCC without regard as to the number of restaurants Wendy’s or the franchisee owns.

(II)
As noted above, in order to facilitate the orderly transition of the purchasing function for the United States and Canadian operations, Wendy’s transferred certain contracts, assets and Wendy’s purchasing employees to QSCC in the first quarter of 2010. The terms of the QSCC co-op agreement upon its formation between Wendy’s and its franchisees included provisions whereby Wendy’s agreed to provide the funding for start-up costs, initial operating expenses, and initial cash reserves. We elected to provide this funding as we believed that it would facilitate the establishment of QSCC’s operations, providing a broad benefit to the entire Wendy’s system, including our franchisees. This funding to QSCC replaced purchasing administrative costs which Wendy’s had previously incurred. The initial funding of QSCC was completed in early 2011.

The Company and Wendy’s Restaurants included the $15,500 funding in “General and administrative” expenses in their respective Consolidated Statement of Operations during the year ended January 3, 2010 since, as noted above, the amount was funding for start-up costs, initial operating expenses, and initial cash reserves and Wendy’s did not receive any additional equity interest in QSCC for the funding. Sourcing fees, as described below, incurred by Wendy’s are included in either “Cost of sales” in the Consolidated Statement of Operations or, to the extent that the related product is included in inventory at the reporting date, in “Inventory” in the Consolidated Balance Sheet. The cash portion of patronage dividends declared by QSCC is included as a reduction of “Cost of sales” in our Consolidated Statement of Operations (see III below for the basis and declaration of patronage dividends).

(III)
Sourcing fees are set by the QSCC board of directors based on its expected needs principally to cover operating expenses. Sourcing fees are charged for each case of hamburger, chicken and french fries purchased on the same basis to Wendy’s and its franchisees. Sourcing fees are collected from QSCC members (including Wendy’s) by distributors based on the volume of each product purchased and subsequently remitted by the distributors to QSCC. Sourcing fees charged for the three and nine months ended on October 2, 2011 were as follows:

	Three Months Ended			Nine Months Ended
	October 2, 2011			October 2, 2011

Wendy’s	$973	23%		$2,935	23%
Franchisees	3,225	77%		9,857	77%
Total	$4,198	100%	*	$12,792	100%	*

* As of October 2, 2011, the percentage of United States and Canadian Wendy’s and franchised locations to total United States and Canadian locations was approximately 22% and 78%, respectively.

Should QSCC’s sourcing fees exceed its expected needs, QSCC’s board of directors may return some or all of the excess to its members in the form of a patronage dividend. The allocation of the patronage dividend to Wendy’s and the franchisees is based on the ratio of Wendy’s and each franchisee’s sourcing fees to the total sourcing fees received by QSCC. Dividends may be paid wholly or partially in cash and/or as a “written notice of allocation”, a non–cash dividend. For the year ended January 2, 2011, we recorded a $325 cash patronage dividend as a reduction of “Cost of sales.”

(IV)
Wendy’s future sourcing fees are expected to be proportionate to those paid by franchisee members because sourcing fees are based on per case purchases of products on which QSCC has or will set sourcing fees in the future.

(V)	If sourcing fees are insufficient to fund QSCC’s operations then its board of directors would increase future sourcing fees collected from the members to cover such shortfall.

(VI)
QSCC is governed by an 11-member board of directors comprised of: (i) two directors elected by Wendy’s; (ii) seven directors elected by the United States franchisee members; (iii) one director elected by Canadian franchisees; and (iv) the President and CEO of QSCC, who is a non-voting ex officio member of the board of directors.  With the exception of the two directors elected by Wendy’s, none of the other members of the board of directors are employed by Wendy’s.

QSCC’s management structure is discussed in our initial response paragraph above.

(VII)
As noted above, QSCC is a Delaware corporation. Pursuant to Section 275 of the Delaware General Corporation Law, QSCC may be dissolved and liquidated if it is deemed advisable by a majority of its board of directors and the holders of a majority of the outstanding shares of stock of QSCC vote in favor of the proposed dissolution.

The Company currently provides a description of its relationship with QSCC in Note 29, Transactions with Related Parties, of the Combined Notes to the Consolidated Financial Statements. Our disclosure for 2011 and, to the extent applicable, in future years will include information regarding patronage dividends received by Wendy’s from QSCC. We do not believe that further disclosures in the Combined Notes to the Consolidated Financial Statements about QSCC would provide additional meaningful information for investors.

2.Please tell us whether Wendy’s has off-balance sheet obligations to QSCC or related to QSCC’s existing purchasing contracts, obligations, or inventory, as applicable, that are not reflected in your contractual obligations table or otherwise discussed in MD&A. As part of your response, please specifically tell us (I) whether QSCC retains inventory, and if applicable, the amount thereof at your most recent balance sheet date, (II) when inventory purchased by QSCC becomes an asset of Wendy’s company-owned restaurants for financial reporting purposes, (III) if and, as applicable, when QSCC’s actual inventory purchases and/or purchase obligations become contractual obligations of Wendy’s company-owned restaurants, (IV) who bears the costs of spoiled or obsolete inventory held by QSCC, if applicable, and (V) if, with the exception of sourcing fees, inventory is transferred from QSCC to Wendy’s at QSCC’s purchase price.

Company Response

The Company has no off-balance sheet obligations to QSCC or related to QSCC’s existing purchasing contracts, obligations, or inventory. In future years, we may guarantee Wendy’s portion of certain specialized equipment manufacturing contracts entered into by QSCC on behalf of Wendy’s and its franchisees for brand initiatives. We would disclose the nature and amount of such guarantees as part of our QSCC related party disclosures.

In further response to your question, please note the following:

(I)
QSCC solely manages product purchases. Wendy’s and its franchisees purchase food, proprietary paper and operating supplies from third party distributors under national contracts which are negotiated by QSCC. As such, QSCC does not retain an inventory of products.

(II)	See (I) above.

(III)	See (I) above.

(IV)
As noted in (I) above, QSCC does not take ownership of any product, including spoiled or obsolete product. However, in agreements with the various distributors of the products used by the Wendy’s system, QSCC is generally responsible for payment for spoiled or obsolete inventory for “base” products which do not continue as menu offerings.  Base products are items consistently available at Wendy’s restaurants and not subject to a promotion, limited time offer, test, new product, withdrawn product, change in product specifications or other events affecting the usage or inventory levels of a product.

(V)	See (I) above.

Other Intangible Assets and Deferred Costs, page 80

3.With regard to your initial measurement and recognition of the franchise agreement intangible asset in connection with the Wendy’s acquisition, please tell us the period from the date of acquisition for which cash inflows were assumed.

Company Response

Cash flows were assumed for our United States and Canadian operations from the date of acquisition through 2029 and for our International operations from the date of acquisition through 2028.

Part III, page 139

Items 10, 11, 12, 13, and 14, page 139

4.We note your disclosure that the information required by Item 14 for the Companies will be furnished by an amendment to the Form 10-K or pursuant to a definitive proxy statement on or prior to May 2, 2011. We did not, however, note any amendment to the Form 10-K or definitive proxy statement filed by Wendy’s/Arby’s Restaurants, LLC on or prior to May 2, 2011. Please advise.

Company Response

In future filings, we will either include the information required by Item 14 for Wendy’s Restaurants in the Wendy’s Restaurants Form 10-K or file an amendment to that Form 10-K not later than 120 days after the end of the fiscal year.

Signatures, page 146

5.Please confirm that in future filings you will revise the second half of both signature pages to indicate that each person is signing on behalf of the registrant and in the capacities indicated as opposed to each person signing on behalf of the registrant in the capacities indicated.

Company Response

In future filings, we will revise the second half of the signature pages for both TWC and Wendy’s Restaurants to indicate that each person is signing on behalf of the registrant and in the capacities indicated.

6. Please confirm that in future filings you will revise the signature page of Wendy’s/Arby’s Restaurants, LLC to include the language “[p]ursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized” prior to the signature of the registrant or advise.

Company Response

In future filings, we will revise the Wendy’s Restaurants signature page to include the language “Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.”

Form 8-K Filed November 9, 2011

Calculation and Comparison of EBITDA and Reconciliation of EBITDA to Net (Loss) Income, page 6

7.We note that your earnings release includes the presentation of a non-GAAP measure that you have referred to as “EBITDA.” However, we note that EBITDA, as presented, appears to include adjustments for items that typically are not excluded from this non-GAAP measure – for example, “impairment[s] of long-lived assets,” a “loss on early extinguishment of debt,” and investment income. The answer to Question 103.01 of our C&DI release regarding non-GAAP measures, which can be found on our website at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm, states that measures that are calculated differently than those described as EBIT and EBITDA in Exchange Act Release No. 47226 should not be characterized as “EBIT” or “EBITDA” and their titles should be distinguished from “EBIT” or “EBITDA,” such as “Adjusted EBITDA.” Please revise your disclosure to comply with this guidance.

Company Response

In future filings, we will not characterize any non-GAAP measures that are calculated differently than those described as EBIT and EBITDA in Exchange Act Release No. 47226 as “EBIT” or “EBITDA.”

In connection with our responses to your comments on the TWC 2010 10-K, the Form 8-K and the Wendy’s Restaurants 2010 10-K (the “Filings”), the Company and Wendy’s Restaurants acknowledge that:

•	each company is responsible for the adequacy and accuracy of the disclosure in its Filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filings; and

•	neither company may assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please contact me at (614) 764-3221 if you have questions regarding our responses.

Sincerely,

/s/ Stephen E. Hare
Stephen E. Hare
Senior Vice President and Chief Financial Officer

cc: Joseph Levato, Chairman, Audit Committee of the Board of Directors
David Herskovits, Deloitte & Touche LLP